Main Street Capital Corporation

1300 Post Oak Boulevard, Suite 800

Houston, Texas 77056

March 17, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attn: James O’Conner

Re:	Main Street Capital Corporation – Preliminary Proxy Statement on Schedule 14A

Dear Mr. O’Conner:

We are filing a Preliminary Proxy Statement on Schedule 14A pursuant to the rules and regulations of the Securities Exchange Act of 1934.

Please call me at (713) 350-6043 if you have any questions or comments regarding the foregoing.

Sincerely,

Main Street Capital Corporation

/s/ Jason B. Beauvais
Jason B. Beauvais
General Counsel